Exhibit 99.1

Borr Drilling Limited – Q4 2020 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s fourth quarter 2020 results to be held on the webcast / conference call that will be held at 15:00 CET (9:00 AM New York Time).

In order to listen to the presentation, you may do one of the following:

a)    Webcast
Please use the following link: www.incommuk.com/customers/online with access code: 317683

b)    Conference Call
Dial in details, Participants:

Conference ID: 317683
Norway, Oslo               81 503 308
United Kingdom           020 3936 2999
United States               1 646 664 1960
All other locations        +44 20 3936 2999

Participants will be asked for their full name & Conference ID.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.